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                                                Filed Pursuant to Rule 424(b)(2)
                                            Registration Statement No. 333-64444

                              PROSPECTUS SUPPLEMENT
                     (TO PROSPECTUS DATED OCTOBER 19, 2001)

                              NEOTHERAPEUTICS, INC.
                                  COMMON STOCK

              You should read this prospectus supplement and the accompanying prospectus carefully before you invest. Both documents contain information you should consider when making your investment decision. The information included in the registration statement on Form S-3 (No. 333-64444) filed with the Securities and Exchange Commission, as amended, is hereby incorporated by reference into this prospectus supplement.

              Our common stock is traded on the Nasdaq National Market under the symbol "NEOT."

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              INVESTING IN OUR COMMON STOCK INVOLVES A HIGH DEGREE OF RISK. SEE
"RISK FACTORS" BEGINNING ON PAGE 3 OF THE PROSPECTUS DATED OCTOBER 19, 2001 TO READ ABOUT FACTORS YOU SHOULD CONSIDER BEFORE BUYING SHARES OF OUR COMMON STOCK.

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              Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the accuracy or adequacy of the prospectus. Any representation to the contrary is a criminal offense.

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                            [CANTOR FITZGERALD LOGO]


           THE DATE OF THIS PROSPECTUS SUPPLEMENT IS NOVEMBER 1, 2001.


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                          RECENT SALES OF COMMON STOCK

              During the week ended October 26, 2001, Cantor Fitzgerald & Co. effected sales as underwriter under the registration statement (No. 333-64444) of 104,800 shares of our common stock at a weighted average price of $3.23 per share, for aggregate gross proceeds before underwriting commission of $338,320.92. In connection with these sales, we paid aggregate commission of $13,531.66 to Cantor Fitzgerald & Co. The sales were effected by Cantor Fitzgerald & Co. through the facilities of the Nasdaq National Market at the current market price at the time such sales.

                           DESCRIPTION OF COMMON STOCK

              The following summary of the terms of our common stock does not purport to be complete and is subject to and qualified in its entirety by reference to our Charter and Bylaws, copies of which are on file with the Commission. See "Where You Can Find More Information."

              We have authority to issue 50,000,000 shares of common stock, $.001 par value per share. As of October 26, 2000, we had 21,927,372 shares of common stock outstanding, held of record by approximately 370 stockholders.

       TERMS

              Holders of our common stock are entitled to one vote per share on all matters to be voted upon by the stockholders. The holders of common stock are not entitled to cumulative voting rights with respect to election of directors, and as a consequence, minority stockholders will not be able to elect directors on the basis of their shares alone. Our board of directors is divided into three classes, with the term of each class expiring every third year at the annual meeting of stockholders. The number of directors is distributed equally between the three classes. Subject to the preferences that may be applicable to the holders of outstanding shares of preferred stock, if any, the holders of our common stock are entitled to receive ratably such lawful dividends as may be declared by the Board of Directors. In the event of liquidation, dissolution or winding up of NeoTherapeutics, and subject to the rights of the holders of outstanding shares of Preferred Stock, if any, the holders of shares of our common stock shall be entitled to receive pro rata all of our remaining assets available for distribution to our stockholders. Our common stock has no preemptive or conversion rights, other subscription rights, or redemption or sinking fund provisions. All outstanding shares of our common stock are fully paid and nonassessable. The rights, powers, preferences and privileges of holders of our common stock are subject to, and may be adversely affected by, the rights of the holders of shares of any series of preferred stock, if any.

       CERTAIN PROVISION OF DELAWARE LAW AND OF THE COMPANY'S CHARTER AND BYLAWS

              The following paragraphs summarize certain provisions of the Delaware General Corporation Law and the Company's Charter and Bylaws. The summary does not purport to be complete and is subject to and qualified in its entirety by reference to the DGCL and to the Company's Charter and Bylaws, copies of which are on file with the Commission. See "Where You Can Find More Information."


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              Our Certificate of Incorporation and Bylaws contain provisions that, together with the ownership position of the officers, directors and their affiliates, could discourage potential takeover attempts and make it more difficult for stockholders to change management, which could adversely affect the market place of our common stock.

              Our Certificate of Incorporation limits the personal liability of our directors to NeoTherapeutics and our stockholders to the fullest extent permitted by the Delaware General Corporation Law, or DGCL. The inclusion of this provision in our Certificate of Incorporation may reduce the likelihood of derivative litigation against directors and may discourage or deter stockholders or management from bringing a lawsuit against directors for breach of their duty of care.

              Our Bylaws provide that special meetings of stockholders can be called only by the Board of Directors, the Chairman of the Board of Directors or the Chief Executive Officer. Stockholders are not permitted to call a special meeting and cannot require the Board of Directors to call a special meeting. There is no right of stockholders to act by written consent without a meeting, unless the consent is unanimous. Any vacancy on the Board of Directors resulting from death, resignation, removal or otherwise or newly created directorships may be filled only by vote of the majority of directors then in office, or by a sole remaining director. Our Bylaws establish advance notice procedures with respect to stockholder proposals and the nomination of candidates for election as directors, except for nominations made by or at the direction of the board of directors or a committee of the board. Our Bylaws also provide for a classified board. See "Terms" above.

              We are subject to the "business combination" statute of the DGCL, an anti-takeover law enacted in 1988. In general, Section 203 of the DGCL prohibits a publicly-held Delaware corporation from engaging in a "business combination" with an "interested stockholder," for a period of three years after the date of the transaction in which a person became an "interested stockholder," unless:

       - prior to such date the board of directors of the corporation approved either the "business combination" or the transaction which resulted in the stockholder becoming an "interested stockholder,"

       - upon consummation of the transaction which resulted in the stockholder becoming an "interested stockholder," the "interested stockholder" owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding for purposes of determining the number of shares outstanding those shares owned (1) by persons who are directors and also officers and (2) employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer, or

       - on or subsequent to such date the "business combination" is approved by the board of directors and authorized at an annual or special meeting of stockholders by the affirmative vote of a least 66% of the outstanding voting stock which is not owned by the "interested stockholder."

              A "business combination" includes mergers, stock or asset sales and other transactions resulting in a financial benefit to the "interested stockholders." An "interested stockholder" is a person who, together with affiliates and associates, owns (or within three years, did own) 15% or more of the corporation's voting stock. Although Section 203 permits us to elect not to be governed by its provisions, we have not made this election. As a result of the


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application of Section 203, potential acquirers of NeoTherapeutics may be discouraged from attempting to effect an acquisition transaction with us, thereby possibly depriving holders of our securities of certain opportunities to sell or otherwise dispose of such securities at above-market prices pursuant to such transactions.

       TRANSFER AGENT AND REGISTRAR

              The transfer agent and registrar for the common stock is U.S. Stock Transfer Corporation.


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